EXHIBIT 2.1

EXECUTION COPY

RECAPITALIZATION AGREEMENT

dated as of

April 24, 2003

among

Commonwealth Telephone Enterprises, Inc.

Eldorado Equity Holdings, Inc.

and

Level 3 Communications, Inc.

TABLE OF CONTENTS1

i

ii

RECAPITALIZATION AGREEMENT

     AGREEMENT dated as of April 24, 2003 among Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation (the “Company”), Level 3 Communications, Inc., a Delaware corporation (“Shareholder Parent”), and Eldorado Equity Holdings, Inc., a Delaware corporation (“Shareholder”).

     WHEREAS, Shareholder is the owner of 1,017,061 issued and outstanding shares (the “Owned Shares”) of the Company’s Class B Common Stock, par value $1.00 per share (“Class B Common Stock”);

     WHEREAS, Shareholder is an indirect, wholly owned subsidiary of Shareholder Parent;

     WHEREAS, the Company proposes to (i) amend the Company’s Articles of Incorporation to effect a recapitalization of its Class B Common Stock pursuant to which, if approved by the requisite shareholder approval, each share of Class B Common Stock will be reclassified and converted (the “Recapitalization”) into 1.09 shares of the Company’s Common Stock, par value $1.00 per share (“Common Stock”), substantially in the form of Exhibit A attached hereto (the “Recapitalization Amendment”), and (ii) amend and restate the Company’s Articles of Incorporation to eliminate the Class B Common Stock, and all provisions related thereto, from the Articles of Incorporation, substantially in the form of Exhibit B attached hereto (the “Restatement Amendment”, and collectively with the Recapitalization Amendment, the “Charter Amendment”), in each case, by filing an articles of amendment (each, an “Articles of Amendment”), to the Company’s Articles of Incorporation with the Department of State of the Commonwealth of Pennsylvania;

     WHEREAS, a special committee of the Board of Directors of the Company composed solely of independent directors (the “Special Committee”) has unanimously determined that this Agreement, the Recapitalization and the Charter Amendment are fair to and in the best interests of the holders of Class B Common Stock and to the holders of Common Stock (excluding, in each case, Shareholder Parent, Shareholder and their respective Subsidiaries) and recommended that the Board of Directors approve this Agreement, the Recapitalization and the Charter Amendment;

     WHEREAS, the Board of Directors, taking into account the findings and recommendation of the Special Committee and the terms and conditions of this Agreement, (i) has determined that this Agreement, the Recapitalization and the Charter Amendment are fair to and in the best interests of the holders of Class B Common Stock and to the holders of Common Stock (excluding, in each case, Shareholder Parent, Shareholder and their respective Subsidiaries), (ii) has approved this Agreement, the Recapitalization and the Charter Amendment and (iii) has resolved to recommend that the shareholders of the Company approve the Charter Amendment;

     WHEREAS, the Company desires to obtain Shareholder Parent’s and Shareholder’s support of the Charter Amendment and Shareholder Parent and Shareholder are willing to agree to the Charter Amendment and to vote the Owned Shares in favor of approval of the Charter Amendment when presented to the Company’s shareholders for approval, subject to and in accordance with the terms and conditions of this Agreement;

     WHEREAS, the Recapitalization is intended to constitute a reorganization of the Company within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the mutual representations and warranties, covenants, agreements and conditions set forth in this Agreement, the parties hereto agree as follows:

Definitions:

     “Additional Shareholder Approval” means the affirmative vote in favor of approving the Charter Amendment by a majority of the votes cast by the holders of Common Stock, voting as a separate class.

     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

     “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

     “Knowledge” or “knowledge” of any Person that is not an individual means the knowledge of any of such Person’s Officers.

     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

     “Material Adverse Effect” means, with respect to any Person, a material adverse effect on the financial condition, business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding (A) changes or conditions generally affecting the industries in which the Person and its Subsidiaries operate and (B) changes in general economic, regulatory or political conditions.

     “1933 Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated by the SEC thereunder.

     “1934 Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated by the SEC thereunder.

     “Officer” of any Person means any executive officer of such Person within the meaning of Rule 3b-7 of the 1934 Act.

     “Pennsylvania Law” means the Pennsylvania Business Corporation Law.

     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     “Required Shareholder Approval” means the affirmative vote in favor of approving the Charter Amendment by a majority of the votes entitled to be cast (i) by the holders of Class B Common Stock and Common Stock, voting together as a single class and (ii) by the holders of Class B Common Stock, voting as a separate class.

     “SEC” means the Securities and Exchange Commission.

     “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

ARTICLE 1
THE CHARTER AMENDMENT

     Section 1.01. The Effective Time. As soon as practicable after satisfaction or waiver, to the extent permitted hereunder, of all conditions to the Charter Amendment, the Company shall cause the two Articles of Amendment to be executed and concurrently filed with the Department of State of the Commonwealth of Pennsylvania and make all other filings or recordings required by Pennsylvania Law in connection with the Charter Amendment. The Recapitalization Amendment shall become effective (the “Effective Time”) at the close of business on the date the two Articles of Amendment are filed as described in this paragraph or at such later time as may be specified in the Articles of Amendment by agreement of the Company and Shareholder Parent and the Restatement Amendment shall become effective immediately after the Effective Time.

     Section 1.02. Recapitalization. Upon the Effective Time, each share of Class B Common Stock outstanding immediately prior to the Effective Time shall be reclassified and converted into 1.09 shares of Common Stock (the “Exchange Ratio”) (subject to the payment of cash in lieu of fractional shares of Class B Common Stock as specified below) by virtue of the filing of the related Articles of Amendment and without any action on the part of any holder of Class B Common Stock.

     Section 1.03. Surrender and Payment. (a) Prior to the Effective Time, the Company shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging certificates that evidence shares of Class B Common Stock for certificates evidencing the shares of Common Stock (the “Certificates”) to which the holder shall be entitled as a result of the Recapitalization. Promptly after the Effective Time, the Company shall send, or shall cause the Exchange Agent to send, to each holder of shares of Class B Common Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange.

     (b) Each holder of shares of Class B Common Stock that have been converted into shares of Common Stock shall be entitled to receive, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, certificates evidencing shares of Common Stock in respect of the shares of Class B Common Stock evidenced by a Certificate. The shares of Common Stock issued as part of such Recapitalization, at the Company’s option, shall be in uncertificated book-entry form, transmitted to the holder through the Depository Trust Company’s electronic delivery system, unless a physical certificate is requested by a holder of a Certificate or is otherwise required under applicable law. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. From and after the Effective Time, shares of Class B Common Stock shall no longer be deemed to be outstanding and shall not have the status of Class B Common Stock, and all rights of the holders of Class B Common Stock shall cease, except for the right to shares of Common Stock in accordance with the Recapitalization.

     (c) If any portion of Common Stock to which a holder is entitled is to be paid to a Person other than the Person in whose name the surrendered Certificate is issued, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) Any amounts remaining unclaimed by holders of shares of Class B Common Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental authority) shall become, to the extent permitted by applicable law, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

     (e) No dividends or other distributions with respect to the Common Stock issued as a result of the Recapitalization, and no cash payment in lieu of fractional shares as provided in Section 1.05, shall be paid to the holder of any Certificates representing shares of Class B Common Stock not surrendered until such Certificates are surrendered as provided in this Section.

     (f) The Company and the Exchange Agent may establish other arrangements consistent with the intent of this Section 1.03 to effect the exchange of shares of Class B Common Stock held in book-entry form for shares of Common Stock into which they are reclassified and converted as result of the Recapitalization.

     Section 1.04. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Exchange Ratio and its determination shall be appropriately adjusted.

     Section 1.05. Fractional Shares. No fractional shares of Common Stock shall be issued in the Recapitalization. All fractional shares of Common Stock that a holder of shares of Class B Common Stock would otherwise be entitled to receive as a result of the Recapitalization shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined as follows: The Exchange Agent or other agent of the Company shall (i) aggregate such fractional interests, (ii) sell the shares resulting from the aggregation and (iii) allocate and distribute the net proceeds received from the sale (after deducting commissions and other expenses arising from such sale), without interest, among the holders of the fractional interests as their respective interests appear.

     Section 1.06. Withholding Rights. The Company or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 1 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Company or the Exchange Agent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the relevant holder of the shares of Class B Common Stock.

     Section 1.07. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such Person of a bond, in such reasonable amount as the Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Common Stock to be issued in respect of the shares of Class B Common Stock represented by such Certificate, as contemplated by this Article 1.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Shareholder Parent and Shareholder that:

     Section 2.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has all corporate powers required to carry on its business as now conducted.

     Section 2.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Charter Amendment are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the Charter Amendment, have been duly authorized by all necessary corporate action on the part of the Company. The Required Shareholder Approval is the only vote of shareholders of the Company required under Pennsylvania Law or the Company’s Articles of Incorporation to approve the Charter Amendment. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (x) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors’ rights, and (y) for the limitations imposed by general principles of equity.

     (b) At a meeting duly called and held, the Company’s Board of Directors has, upon a recommendation of the Special Committee (i) unanimously determined that this Agreement, the Recapitalization and the Charter Amendment are fair to and in the best interests of the holders of Class B Common Stock and to the holders of Common Stock (excluding, in each case, Shareholder Parent, Shareholder and their respective Subsidiaries), (ii) unanimously approved this Agreement, the Recapitalization and the Charter Amendment and (iii) unanimously resolved to recommend approval of the Charter Amendment by the Company’s shareholders.

     Section 2.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Charter Amendment require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of the Articles of Amendment with the Department of State for the

Commonwealth of Pennsylvania as set forth in Section 1.02 hereof, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable securities laws, whether state or foreign, (iv) approvals of and filings with the Federal Communications Commission (the “FCC”) and the Pennsylvania Public Utilities Commission (the “PPUC”), and (v) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or to impair materially the ability of the Company to perform its obligations hereunder or consummate the Charter Amendment.

     Section 2.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Charter Amendment do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Articles of Incorporation or Bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 2.03, contravene, conflict with or result in a violation or breach of any provision of any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order, or decree, (iii) require any consent or other action by any Person under, constitute a breach or default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or take any other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or to impair materially the ability of the Company to perform its obligations hereunder or consummate the Charter Amendment.

     Section 2.05. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Charter Amendment (the “Company Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company, and at the time such shareholders vote on adoption of the Charter Amendment, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 2.05 will not apply to statements in or omissions from the Company Proxy Statement based upon information furnished in writing to the Company by Shareholder Parent or Shareholder specifically for use therein.

     Section 2.06. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Special Committee or the Company in connection with the Charter Amendment who might be entitled to any fee or commission from Shareholder Parent or Shareholder or any of their respective Subsidiaries upon consummation of the Charter Amendment.

     Section 2.07. Opinion of Financial Advisor. The Special Committee has received the opinion of Allen & Company Incorporated, as financial advisor to the Special Committee, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the holders of Class B Common Stock and to the holders of Common Stock (other than, in each case, Shareholder Parent, Shareholder and their respective Subsidiaries).

     Section 2.08. Capitalization. (a) On April 14, 2003, the authorized capital stock of the Company consisted of 85,000,000 shares of Common Stock, 15,000,000 shares of Class B Common Stock and 25,000,000 shares of Preferred Stock, without par value (the “Preferred Stock”). On April 14, 2003, the issued and outstanding shares of capital stock of the Company consisted of 21,642,125 shares of Common Stock and 2,025,381 shares of Class B Common Stock.

     (b) Immediately following the Effective Time, the authorized capital stock of the Company shall consist of 85,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock.

     (c) Upon their issuance and delivery at the Effective Time, the shares of Common Stock into which the shares of Class B Common Stock are being reclassified and converted pursuant to the Recapitalization (the “Reclassification Shares”) will be duly authorized, validly issued, fully paid and non-assessable shares of the Company, free of all preemptive or similar rights, and entitled to the rights described in the Company’s Articles of Incorporation, as amended by the Charter Amendment.

     (d) As of April 14, 2003, there were outstanding (i) 21,642,125 shares of Common Stock, (ii) 2,025,381 shares of Class B Common Stock, (iii) employee stock options to purchase an aggregate of 1,414,841 shares of Common Stock, (iv) 139,810 Common Stock share units issued under the Company’s Executive Stock Purchase Plan and no shares of Preferred Stock. Except for the right of holders to convert shares of Class B Common Stock into shares of Common Stock pursuant to the Company’s Articles of Incorporation (the “Conversion Rights”) and as set forth in this Section and except for changes since April 14, 2003 resulting from (1) the exercise of employee stock options outstanding on April 14, 2003, (2) issuances of stock options made in the ordinary course or to newly hired employees and the exercise of such options, (3) issuances of additional share units and restricted shares of Common Stock under any compensation plan or arrangement of the Company, (4) issuances by the Company from treasury of the employer match of Common Stock investment elections under the Commonwealth – Wealth Builder Plan, and (5) the conversion of shares of Class B Stock into shares of Common Stock pursuant to the Conversion Rights, there are outstanding no (a) shares of capital stock or other voting securities of the Company, (b) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, or (c) options or other rights to acquire from the Company, or any obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. Except for this Agreement and the Conversion Rights, there are no outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any securities of the Company. No stockholder of the Company is entitled to any preemptive or similar rights to subscribe for shares of capital stock of the Company.

     Section 2.09. Compliance with Securities Laws. The issuance and delivery of the Reclassification Shares pursuant to the Recapitalization have been or will be exempt from the registration and prospectus delivery requirements of the 1933 Act, and have been or will be registered or qualified (or are or will be exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

     Section 2.10. Absence of Material Adverse Effect. Since December 31, 2002, there has not occurred any Material Adverse Effect on the Company.

     Section 2.11. Reorganization. The Recapitalization is intended to constitute a reorganization of the Company within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER PARENT AND
SHAREHOLDER

     Shareholder Parent and Shareholder represent and warrant to the Company that:

     Section 3.01. Corporate Existence and Power. Each of Shareholder Parent and Shareholder is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted.

     Section 3.02. Corporate Authorization. The execution, delivery and performance by Shareholder Parent and Shareholder of this Agreement are within Shareholder Parent’s and Shareholder’s corporate powers and have been duly authorized by all necessary corporate action on the part of Shareholder Parent and Shareholder. This Agreement constitutes a valid and binding agreement of Shareholder Parent and Shareholder, enforceable against Shareholder Parent and Shareholder in accordance with its terms, except (x) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors’ rights, and (y) for the limitations imposed by general principles of equity.

     Section 3.03. Governmental Authorization. The execution, delivery and performance by Shareholder Parent and Shareholder of this Agreement and the consummation by the Company of the Charter Amendment require, with respect to Shareholder Parent or Shareholder, no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of the Articles of Amendment with the Department of State for the Commonwealth of Pennsylvania as set forth in Section 1.02 hereof, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable securities laws, whether state or foreign, (iii) approvals of and filings with the FCC and the PPUC and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Shareholder Parent or Shareholder or impair materially the ability of Shareholder Parent or Shareholder to perform its obligations hereunder or the ability of the Company to consummate the Charter Amendment.

     Section 3.04. Non-contravention. The execution, delivery and performance by Shareholder Parent and Shareholder of this Agreement and the consummation by the Company of the Charter Amendment do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Shareholder Parent or Shareholder, (ii) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with or result in a violation or breach of any provision of any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order, or decree, to the extent related to Shareholder Parent or Shareholder, (iii) require any consent or other action by any Person under, constitute a breach or default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Shareholder Parent, Shareholder or any of their respective Subsidiaries is entitled, under any provision of any agreement or other instrument binding upon Shareholder Parent, Shareholder or any of their respective Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Shareholder Parent, Shareholder or any of their respective Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or take any other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Shareholder Parent or Shareholder or to impair materially the ability of Shareholder Parent or Shareholder to perform its obligations hereunder or the ability of the Company to consummate the Charter Amendment.

     Section 3.05. Title to Shares of Class B Common Stock. Shareholder Parent owns 100% of the capital stock of Shareholder free and clear of any Lien. Shareholder is the record and beneficial owner of the Owned Shares and has good title, free and clear of all Liens and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Owned Shares) to all of the Owned Shares. Except as contemplated by this Agreement, none of the Owned Shares is subject to any voting trust, proxy or other agreement with respect to the voting thereof. Except for the Owned Shares, none of Shareholder Parent, Shareholder or any of their respective Subsidiaries owns any shares of capital stock or voting securities, or securities convertible into or exchangeable into capital stock or voting securities, of the Company.

     Section 3.06. Disclosure Documents. None of the information provided in writing by Shareholder Parent or Shareholder specifically for inclusion in the Company Proxy Statement or any amendment or supplement thereto, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company or at the time the shareholders vote on adoption of the Charter Amendment, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     Section 3.07. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Shareholder Parent or Shareholder who might be entitled to any fee or commission from the Company or any of its Subsidiaries upon consummation of the Charter Amendment.

ARTICLE 4
COVENANTS OF THE COMPANY,
SHAREHOLDER PARENT AND SHAREHOLDER

     The Company agrees that:

     Section 4.01. Shareholder Meeting; Proxy Material. (a) The Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable following the filing of a definitive proxy statement relating to such meeting for the purpose of voting on the Charter Amendment. The Board of Directors of the Company shall recommend approval of the Charter Amendment, and any related proposals, by the Company’s shareholders.

     (b) In connection the Company Shareholder Meeting, the Company at its cost and expense shall (i) promptly prepare and file with the SEC, use its reasonable best efforts to have cleared by the SEC and thereafter mail to its shareholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting and (ii) otherwise comply with all legal requirements applicable to such meeting. The Company agrees that it shall promptly provide Shareholder Parent with any comments received from the SEC relating to the Company Proxy Statement and give Shareholder Parent and its counsel a reasonable opportunity to review and provide comments on any description of or reference to Shareholder Parent or Shareholder, or any description of the reasons for and consequences of the Charter Amendment, set forth in any notice or proxy statement distributed to the shareholders in connection with the Company Shareholder Meeting, prior to any such distribution.

     Section 4.02. Nasdaq Listing. The Company shall use its best efforts to cause the Reclassification Shares to be approved for quotation on Nasdaq Stock Market, subject to official notice of issuance.

     Shareholder Parent and Shareholder agree that:

     Section 4.03. Voting Of Shares. (a) Shareholder Parent and Shareholder shall, and shall cause their respective Subsidiaries, (i) to vote all shares of Class B Common Stock beneficially owned by any of them in favor of approval of the Charter Amendment and any related proposal at the Company Shareholder Meeting and (ii) not to cause or intentionally encourage any other person or entity to vote against the Charter Amendment or any related proposal or take any other action which would reasonably be expected to impair, delay or prevent the effectiveness of the Charter Amendment. Notwithstanding the foregoing, no officer or director of Shareholder Parent or Shareholder who is also a member of the board of directors of the Company shall be obligated to take or refrain from taking any action he reasonably believes to be inconsistent with (i) such individual’s obligations as a director to the Company or its shareholders or (ii) any applicable law, regulation, order or other requirement of any court or other governmental entity, including without limitation, the Pennsylvania Law.

     (b) On or prior to the date of the Company Shareholder Meeting, neither Shareholder Parent nor Shareholder shall directly or indirectly (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares of Class B Common Stock or Common Stock, (ii) purchase any Common Stock, or (iii) convert, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect conversion, sale, assignment, transfer, encumbrance or other disposition of, any shares of Class B Common Stock or Common Stock, except in the case of this clause (iii) for transfers to a transferee that agrees to be bound by the terms and conditions of this Agreement pursuant to a written instrument reasonably acceptable to the Company; provided that in the event of any such transfer, Shareholder Parent, Shareholder and the transferee shall be jointly and severally liable for any breach of this Agreement or such instrument by such transferee.

     The parties hereto agree that:

     Section 4.04. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Charter Amendment. In connection therewith, the Company shall be primarily responsible for (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents in connection with the Charter Amendment and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the Charter Amendment.

     (b) Subject to the terms and conditions of this Agreement, Shareholder Parent and Shareholder shall (i) cooperate with the Company in connection with the Company’s carrying out of its obligations under subsection (a)(i) above and, (ii) where related to Shareholder Parent or Shareholder, shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations in order for the Company to consummate the Charter Amendment.

     (c) The parties shall not take any action in connection with this Agreement or the Charter Amendment that would result in the Recapitalization failing to qualify for the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(9) of the 1933 Act.

ARTICLE 5
CONDITIONS TO THE CHARTER AMENDMENT

     Section 5.01. Mutual Conditions. Unless each of the following conditions is satisfied or, to the extent permitted by applicable law, waived by both the Company and Shareholder Parent, the Company shall not consummate the Charter Amendment:

     (a) the Required Shareholder Approval and the Additional Shareholder Approval shall each have been obtained;

     (b) no material provision of any applicable law or regulation and no judgment, injunction, order or decree preventing the consummation of the Charter Amendment shall be in effect; provided, however, that each of the parties shall have used its reasonable efforts to cause any such injunction or other order to be vacated or lifted;

     (c) the Reclassification Shares shall have been approved for listing on the Nasdaq Stock Market, subject to official notice of issuance;

     (d) all actions by or in respect of, or filings with, the FCC and the PPUC required to permit the consummation of the Charter Amendment shall have been taken, made or obtained; and

     (e) there shall be no legal proceeding pending against any of the Company, Shareholder or Shareholder Parent or its Board of Directors or officers challenging, or seeking the recovery of damages in connection with, the Recapitalization which has a reasonable likelihood of success on the merits, and if successful, would materially adversely affect the Charter Amendment.

     Section 5.02. Condition Subject to Waiver by Shareholder Parent. The Company shall not consummate the Charter Amendment unless the following condition is satisfied or waived by Shareholder Parent:

     (a) all representations and warranties made by the Company in this Agreement shall be true and correct in all material respects as of the date hereof, and, except to the extent such representations and warranties refer to a specific date, as of the Effective Time as though made by the Company on and as of the Effective Time.

     Section 5.03. Conditions Subject to Waiver by the Company. The Company shall not be obligated to consummate the Charter Amendment unless the following conditions are satisfied or waived by the Company:

     (a) all representations and warranties made by Shareholder and Shareholder Parent in this Agreement shall be true and correct in all material respects as of the date hereof and, except to the extent such representations and warranties refer to a specific date, as of the Effective Time as though made by Shareholder and Shareholder Parent on and as of the Effective Time; and

     (b) there shall not have occurred any Material Adverse Effect on the Company.

ARTICLE 6
TERMINATION

     Section 6.01. Termination. This Agreement may be terminated and the Charter Amendment may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Charter Amendment or any other related proposal by the shareholders of the Company):

     (a) by mutual written agreement of the Company and Shareholder Parent;

     (b) by either the Company or Shareholder Parent, if:

     (i) the Charter Amendment has not been consummated on or before the sixth month anniversary of the date hereof (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 6.01(b)(i) shall not be available to any party whose breach, or whose Subsidiary’s breach, of any provision of this Agreement results in the failure of the Charter Amendment to be consummated by such time;

     (ii) (A) there shall be any material provision of any law or regulation that makes consummation of the Charter Amendment illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining the Company, Shareholder Parent or Shareholder from consummating the Charter Amendment is entered and such judgment, injunction, judgment or order shall have become final and nonappealable; or

     (iii) either the Required Shareholder Approval or the Additional Shareholder Approval shall not have been obtained at the Company Shareholder Meeting (or any adjournment thereof).

The party desiring to terminate this Agreement pursuant to this Section 6.01 (other than pursuant to Section 6.01(a)) shall give notice of such termination to the other parties.

     Section 6.02. Effect of Termination. If this Agreement is terminated pursuant to Section 6.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party hereto; provided that, if such termination shall result from the willful (i) failure of a party to fulfill a condition to the performance of the obligations of any other party or (ii) failure of a party to perform a covenant hereof, such party shall be liable for such failure. The provisions of this Section 6.02 and Sections 7.04, 7.06, 7.07, and 7.08 shall survive any termination hereof pursuant to Section 6.01.

ARTICLE 7
MISCELLANEOUS

     Section 7.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

     if to the Company, to:

          Commonwealth Telephone Enterprises, Inc.
          100 CTE Drive
          Dallas, PA 18612
          Attn: General Counsel
          Fax: (570) 631-2895

     with a copy to:

          Davis Polk & Wardwell
          450 Lexington Avenue
          New York, New York 10017
          Attention: William Taylor
          Fax: (212) 450-3800

     if to Shareholder Parent or Shareholder, to:

          Level 3 Communications, Inc.
          1025 Eldorado Blvd.
          Broomfield, CO 80021
          Attn: General Counsel
          Fax: (720) 888-5619

     with a copy to:

          Willkie Farr & Gallagher
           787 Seventh Avenue
           New York, NY 10019
           Attention: David Boston
           Fax: (212) 728-8111

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

     Section 7.02. Amendments; Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the approval of the Charter Amendment by the shareholders of the Company and without their further approval, no such amendment or waiver shall increase, reduce or change the amount or kind of consideration to be received in exchange for any shares of Class B Common Stock in the Recapitalization.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     (c) The Company shall not amend or waive any right under this Agreement, or consent to or exercise any right to terminate this Agreement, unless such action is approved by the Special Committee.

     Section 7.03. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided, however, that all costs and expenses relating to approvals of and filings with the FCC and PPUC shall be borne by the Company.

     Section 7.04. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

     (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, and in the case of the Company, the Special Committee, and any attempted assignment contrary to the terms hereof shall be null and void.

     Section 7.05. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

     Section 7.06. Jurisdiction. Except as otherwise expressly provided in the Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Charter Amendment shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.01 shall be deemed effective service of process on such party.

     Section 7.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO

TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CHARTER AMENDMENT.

     Section 7.08. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

     Section 7.09. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

     Section 7.10. Captions; Interpretation. (a) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

     (b) The parties hereto acknowledge that they have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

     Section 7.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Charter Amendment is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the Charter Amendment can be consummated as originally contemplated to the fullest extent possible.

     Section 7.12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

By:	/S/ Michael J. Mahoney

Name: Michael J. Mahoney
Title: President and Chief Executive Officer

LEVEL 3 COMMUNICATIONS, INC.

By:	/S/ Thomas C. Stortz

Name: Thomas C. Stortz
Title: GVP & General Counsel

ELDORADO EQUITY HOLDINGS, INC.

By:	/S/ Neil J. Eckstein

Name: Neil J. Eckstein
Title: Director

Exhibit A

Recapitalization Amendment

     If the Charter Amendment is approved and effective, the following new Section 10 will be added after Section 9 of the Company’s Articles of Incorporation.

10. Reclassification of Shares. Effective as of the close of business on [the date of filing with the Department of State of the Commonwealth of Pennsylvania of this Articles of Amendment to the Articles of Incorporation] (the “Effective Time”), each issued and outstanding share of the Class B Stock shall be reclassified and converted, without the action of any holder thereof, as and into 1.09 shares of validly issued, fully paid and nonassessable Common Stock. The number of authorized shares, the number of shares of treasury stock and the par value of the Common Stock and the Class B Stock shall not be affected by the foregoing reclassification of shares. The Corporation shall not issue fractional shares or scrip as the result of the reclassification of shares, but shall arrange for the disposition of fractional shares on behalf of those record holders of the Class B Stock at the Effective Time who would otherwise be entitled to fractional shares as a result of the reclassification of shares.

Exhibit B

Restatement Amendment

     If the Charter Amendment is approved and effective, immediately after the effectiveness of the Recapitalization Amendment, the Company’s Articles of Incorporation will be amended and restated and shall read as follows:

* * * * * * * * * * * * *

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

1.	The name of the corporation is Commonwealth Telephone Enterprises, Inc.
2.	The location and post office address of the registered office of the corporation in this Commonwealth is 100 CTE Drive, Dallas, Pennsylvania 18612.
3.	The corporation shall have unlimited power to engage in and to do any lawful act concerning any or all lawful business, including manufacturing, processing, research and development, for which corporations may be incorporated under the Pennsylvania Business Corporation Law of 1988, as the same exists or may hereafter be amended.
4.	The date of its incorporation is March 2, 1979.
5.	The term for which the corporation is to exist is perpetual.
6.

(a) Classes and Number of Shares. The total number of shares of stock that the corporation shall have authority to issue is 110,000,000, consisting of 85,000,000 shares of Common Stock, par value $1.00, per share (“Common Stock”), and 25,000,000 shares of Preferred Stock (“Preferred Stock”).

The Board of Directors is hereby empowered to the extent permitted by the Pennsylvania Business Corporation Law of 1988, as amended from time to time, to amend these Amended and Restated Articles of Incorporation by resolution or resolutions from time to time to divide the Preferred Stock into one or more classes or series, to determine the designation and the number of shares of any class or series of Preferred Stock, to determine the voting rights, preferences, limitations and special rights, if any and other terms of the shares of any class or series of Preferred Stock and to increase or decrease the number of shares of any such class or series.
(b) Approval of Certain Amendments. With respect to any proposed amendment to these Amended and Restated Articles of Incorporation, other than an amendment made by action of the Board of Directors of the Company pursuant to the second paragraph of Section 6(a) hereof, that would (i) increase or decrease the par value of any class, (ii) alter or change the preferences, qualifications, limitations, restrictions or special or relative rights of the shares of Common Stock so as to affect the holders of Common Stock adversely, (iii) increase the authorized number of shares of Common Stock, (iv) authorize a new class of shares senior or superior in any respect to the shares of Common Stock, or (v) increase the number of authorized shares of any class senior or superior in any respect to the shares of Common Stock, the approval of a majority of the votes entitled to be cast by the holders of shares of Common Stock shall be obtained in addition to any other vote required by the Pennsylvania Business Corporation Law of 1988, as the same exists or may hereafter by amended, or by these Amended and Restated Articles of Incorporation. Except as required by law, no shareholder approval of any amendment made by action of the Board of Directors of the Company pursuant to the second paragraph of Section 6(a) hereof shall be required.

IN WITNESS WHEREOF, the undersigned corporation has caused these Amended and Restated Articles of Incorporation to be signed by a duly authorized officer and its corporate seal, duly attested by another such officer, to be hereunto affixed this ____ day of ______, 2003.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

By:

Name:
Title:

ATTEST:

Name: Title: